FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated February 3, 2003,

2.

News Release Dated February 4, 2003,

3.

Material Change Report, Form 53-901F, Filed February 4, 2003,

4.

Notice of Annual General Meeting, Dated February 12, 2003,

5.

Amended Notice of Special and Annual General Meeting, Dated February 14, 2003,

6.

News Release Dated February 24, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: March 4, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

March 4, 2003

SECURITIES AND EXCHANGE COMMISSION

VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 3, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

PRIVATE PLACEMENT TO FUND EXPLORATION

IN PAPUA NEW GUINEA AND NEVADA

Madison Enterprises Corp. (“Madison”) is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of 10,000,000 units at a price of $0.20 per unit to generate gross proceeds of $2,000,000.  Each unit will consist of one common share of Madison and one half warrant, every full warrant entitling the purchase of an additional common share of Madison at a price of $0.25 per share for one year.  Canaccord Capital Corporation (“Canaccord”) has agreed to act as Madison’s agent in respect of this placement and will receive a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, and a broker’s warrant entitling it to purchase common shares of Madison equal to 15% of the units sold at a price of $0.25 per share for one year.

The proceeds of this private placement will be used primarily to fund ongoing exploration of Madison’s Mt. Kare Property in Papua New Guinea and its Lewis Property in central Nevada.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 4, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

PRIVATE PLACEMENT INCREASED BY $200,000

Further to its news release of February 3, 2003, Madison Enterprises Corp. (“Madison”) is pleased to report that it has, subject to regulatory approval, agreed to increase the brokered private placement of 10,000,000 units at a price of $0.20 per unit to 11,000,000 units to generate gross proceeds of $2,200,000.  All other aspects of the placement will remain unchanged.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

Signed   “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Enterprises Corp.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 4, 2004

Item 3.

Press Release

February 4, 2003, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has, subject to regulatory approval, arranged a private placement of 11,000,000 units at a price of $0.20 to generate gross proceeds of $2,200,000.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.25 for a period of one year.

Item 5.

Full Description of Material Change

The Issuer has, subject to regulatory approval, arranged a private placement of 11,000,000 units at a price of $0.20 to generate gross proceeds of $2,200,000.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of the Issuer at a price of $0.25 for a period of one year.  Canaccord Capital Corp. (“Canaccord”) has agreed to act as the Issuer’s agent in respect of this placement and will receive a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, and a broker’s warrant entitling the purchase of up to 1,650,000 shares of the Issuer at a price of $0.25 per share for a period of one year.  The proceeds of this private placement will be used primarily to fund property payments and exploration of the Issuer’s Lewis Property in central Nevada and to fund exploration of the Issuer’s Mt. Kare Property in Papua New Guinea.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 6th day of February, 2003.

MADISON ENTERPRISES CORP.

By:

“Chet Idziszek”

President

(Official Capacity)

Chet Idziszek

(Please print here name of individual

 whose signature appears above.)

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 12, 2003

BY SEDAR

To:

All Applicable Securities Commissions

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting

We advise that the directors of the Company have fixed the following record and meeting dates for an Annual General Meeting of shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	55744F101
5.	Record Date for Notice	:	March 7, 2003
6.	Record Date for Voting	:	March 7, 2003
7.	Beneficial Ownership Determination Date	:	March 7, 2003
8.	Meeting Date	:	April 17, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Routine

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON ENTERPRISES CORP.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

Fasken Martineau DuMoulin, Attn: R. Stuart Angus/ Chris Schattenkirk

Pacific Corporate Trust Company, Attn: Yasmin Juma

PricewaterhouseCoopers LLB, Attn: Cal Dunsby

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 12, 2003

AS AMENDED February 14, 2003

BY SEDAR

To:

All Applicable Securities Commissions

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

“SPECIAL”  and Annual General Meeting

Further to our notice of February 12, we advise that the directors of the Company have fixed the following record and meeting dates for a “SPECIAL” and Annual General Meeting of shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	55744F101
5.	Record Date for Notice	:	March 7, 2003
6.	Record Date for Voting	:	March 7, 2003
7.	Beneficial Ownership Determination Date	:	March 7, 2003
8.	Meeting Date	:	April 17, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Routine

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON ENTERPRISES CORP.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

Fasken Martineau DuMoulin, Attn: R. Stuart Angus/ Chris Schattenkirk

Pacific Corporate Trust Company, Attn: Yasmin Juma

PricewaterhouseCoopers LLB, Attn: Cal Dunsby

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

February 24, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

PRIVATE PLACEMENT CLOSES

Further to its news release of February 4, 2003, Madison Enterprises Corp. (“Madison”) is pleased to report that its private placement of 11,000,000 units at a price of $0.20 per unit closed today.  Each unit is comprised of one common share of Madison and one half warrant, every full warrant entitling the purchase of an additional common share of Madison at a price of $0.25 per share until February 24, 2004.  The shares which comprise part of the units and any shares acquired on the exercise of the warrants which comprise part of the units are subject to a hold period which expires on June 24, 2003.

Sprott Securities Inc. and Goldcorp Inc. each acquired 5,000,000 units under the private placement, resulting in each of those companies owning 11% of the issued and outstanding shares of Madison on a partially diluted basis.  Sprott Securities Inc. is an employee-owned institutional brokerage boutique focusing on small-to-mid capitalization companies and is one of the top independent brokerage firms in the Canadian investment industry.  Goldcorp Inc. was the most profitable North American gold company on the per share basis in 2001 and is in excellent financial condition with strong cash flow and earnings, no debt and a treasury of US$261 million in cash and US$67 million in gold bullion to the end of 2002; it is also the second largest unhedged gold producer in the world.  Madison is pleased to have investors of this calibre participating in its business growth.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN